UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 March 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: SENS Announcement: Sasol intends to retain and restructure its O&S business

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol")

SASOL INTENDS TO RETAIN AND RESTRUCTURE ITS O&S BUSINESS

Sasol today announced that it will retain its Olefins & Surfactants (O&S) business and has terminated the planned divestiture process of the business. The company has identified restructuring and other opportunities to improve business performance. It intends, after consultation with stakeholders, to implement these over the next three to five years after which the options for the O&S business will be reconsidered. Sasol believes that it is not in shareholders' interests to pursue the divestiture at this stage.

"We are obviously disappointed not to have the outcome we desired. However, we believe that it is in shareholders' interests to retain the O&S business and improve its performance" says Sasol CE Pat Davies.

Sasol announced its intent to divest of the O&S business, subject to fair value being obtained, on 1 August 2005. The main reason for this decision was that the business did not adequately provide the integration benefits which Sasol required.

Sasol, with its advisors, has explored all options to divest of the O&S business during the past 18 months. "While there was considerable interest by several parties, the process did not yield acceptable offers. The offers received were unfortunately below fair value, and it would not have been in our shareholders' interests to accept any of them," says Davies.

The O&S business will cease to be classified as being "held-for-sale" for accounting purposes and will be shown as part of "continuing operations".

Sasol O&S was created out of Sasol's acquisition of Condea from RWE-Dea on 1 March 2001. The business, including certain existing Sasol assets in South Africa, was subsequently named Sasol Olefins and Surfactants (O&S). It includes Sasol's global olefins and surfactants business, including the South African detergent alcohol business, but excluding the South African co-monomers business.

Forward-looking statements: In this announcement we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 2 November 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

30 March 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 March 2007

By: /s/ N L Joubert
       Name: Nereus Louis Joubert
       Title: Company Secretary